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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
_______________________________________________________________________________
1.   Name and Address of Reporting Person*

Metro Marketing Co., Limited
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

5 Market Place
--------------------------------------------------------------------------------
                                    (Street)

Peel, Isle of Man                                       1M51AB
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Phone1Globalwide Inc. - PHGW.OB

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

September 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                    6.
                                                     4.                              5.             Owner-
                                                     Securities Acquired (A) or      Amount of      ship
                                        3.           Disposed of (D)                 Securities     Form:     7.
                                        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                      2.Trans-          Code         ------------------------------- Owned at End   (D) or    Indirect
1.                    action            (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security     Date              ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)         Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                 10.
                                                                                                      9.         Owner-
                                                                                                      Number     ship
                                                                                                      of         Form
             2.                                                                                       Deriv-     of
             Conver-                 5.                                   7.                          ative      Deriv-     11.
             sion                    Number of                            Title and Amount            Secur-     ative      Nature
             or                      Derivative         6.                of Underlying       8.      ities      Secur-     of
             Exer-             4.    Securities         Date              Securities          Price   Bene-      ity:       In-
             cise   3.       Trans-  Acquired (A)       Exercisable and   (Instr. 3 and 4)    of      ficially   Direct     direct
             Price  Trans-   action  or Disposed        Expiration Date   ----------------    Deriv-  Owned      (D) or     Bene-
1.           of     action   Code    of(D)              (Month/Day/Year)            Amount    ative   at End     In-        ficial
Title of     Deriv- Date     (Instr. (Instr. 3,         ----------------            or        Secur-  of         direct     Owner-
Derivative   ative  (Month/  8)      4 and 5)            Date     Expira-           Number    ity     Month      (I)        ship
Security     Secur- Day/     ------  ------------        Exer-    tion              of        (Instr. (Instr.    (Instr.    (Instr.
(Instr. 3)   ity    Year)    Code V   (A)    (D)         cisable  Date     Title    Shares    5)      4)         4)         4)
------------------------------------------------------------------------------------------------------------------------------------

$10 million
Convertible                                                                Common
Note         $1.50(1) 9/30/02 J(1)           6,666,667(1)Immed.  10/31/02  Stock    6,666,667 $1.50(1)
------------------------------------------------------------------------------------------------------------------------------------
$20 million
Convertible                                                                Common                      50,000,000  I       (4)
Note         $.40(1)  9/30/02 J(1)    50,000,000         Immed.  10/31/03  Stock    50,000,000 $.40(1)   (2)(3)
------------------------------------------------------------------------------------------------------------------------------------
Ooption for
$5 Million
Convertible                                                                Common                       72,901,188
Note         $.40(1)  9/30/02 J(1)    12,500,000         Immed.            Stock    12,500,000 $.40(1)    (2)(3)   I       (4)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Please see attached
(2) Please see attached
(3) Please see attached
(4) Please see attached


Metro Marketing, Limited


By /s/ Colin Fertrache                                         9/10/02
  -----------------------------------------            -----------------------
      **Signature of Reporting Person                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Footnotes to Table II:

(1) GNB Bank (Panama) S.A. in a private transaction with the Issuer, exchanged the $10 million Convertible Note due October 30, 2002 (which was convertible at the rate of $1.50 per share), converted an overdraft facility which was callable on demand by the Reporting Person and having an outstanding balance owed to it of $9,231,438 and provided additional cash to the Issuer of $768,562, for a new $20 million Convertible Note due October 31, 2003 (subject to acceleration on certain conditions). GNB Bank may elect to convert the $20 Million Note into shares of common stock (or any other class of securities which any other lender with conversion rights elects to convert its debt) at a conversion price of $.40 per share (the "Conversion Price"). The Conversion Price contains an anti-dilution adjustment and is subject to downward adjustment to the amount of any subsequent sale of Common Stock by the Issuer for less than $40 per Share. The loan agreement relating to the $20 Million Convertible Note also includes an option for GNB Bank to loan an additional $5 Million on the same terms, including as to conversion into common stock.

(2) Includes 7,000,000 shares of Series A 8% Convertible Preferred Stock, convertible into 10,401,188 shares of Common Stock, subject to certain weighted average anti-dilution adjustments.

(3) The Reporting Person disclaims beneficial ownership of these securities which are owned by GNB Bank (Panama) and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(4)    By the Reporting Person's subsidiary, GNB Bank (Panama).